UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, DC 20549
                      SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c)AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)


                    GADZOOKS, INC.
                   (Name of Issuer)


                    COMMON STOCK
           (Title of Class of Securities)

                     362553109
                  (CUSIP Number)
             DKR Capital Partners LP
              1281 East Main Street
           Stamford, Connecticut 06902
                  (203) 324-8400

   (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications)

                 -with copies to-


                February 18, 2004
(Date of Event Which Requires Filing of this Statement)



Check the following box to designate the rule pursuant to which this Schedule is filed:

  X  Rule 13d-1(b)
     Rule 13d-1(c)
     Rule 13d-1(d)

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of
Section 18 of  the Securities Exchange Act of 1934
("Act")or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act .


CUSIP No. 362553109

1. Name of Reporting Person I.R.S. Identification Nos.
of Above Persons (entities only)

DKR Capital Partners LP.  DKR Capital Partners L.P.
is the managing General Partner to DKR Oasis Management
Company LP

2. Check the Appropriate Box If A Member Of A Group
(See Instructions)

(a)
(b)

3. SEC Use Only

4. Citizen Or Place Of Organization:  Delaware

Number of Shares Beneficially Owned by Each Reporting
Person With:

5. Sole Voting Power
219,989 shares of common stock
2,700,000 Private Placement corporate Bonds convertible into 540,000 shares of common stock

6. Shared Voting Power
0

7. Sole Dispositive Power
219,989 shares of common stock
2,700,000 Private Placement Corporate Bonds convertible into 540,000 shares of common stock

8. Shared Dispositive Power
0

9. Aggregate Amount Beneficially Owned by Each
Reporting Person
219,989 shares of common stock
2,700,000 Private Placement Corporate Bonds convertible into 540,000 shares of common stock



10. Check if the Aggregate Amount in Row (9) Excludes
Certain Shares (See Instruction)

11. Percent of Class Represented by Amount in
Row 9   7.85 %

12. Type of Reporting Person (See Instructions)   IA


Item 1:	Security and Issuer

1(a) 	Name of Issuer
Gadzooks, Inc.

1(b)	Address of Issuer's Principal Executive
Offices
4121 International Parkway
Carrollton, TX 75007
United States

Item 2:	Identity and Background

2(a)	Name of person Filing:
DKR Capital Partners LP.

2(b)	Address of Principal Business Office or, if
none, Residence:

The address of the reporting person is:
1281 East Main Street
Stamford, CT 06902

2(c)	Citizenship/ Corporation organized
Delaware, USA

2(d)	Title of Class of Security
Common Stock

2(e)	Cusip Number
362553109


Item 3: If this statement is filed pursuant to Rule
13d-1(b) or 13d-2(b) or 13d-2(c) promulgated under the Securities Exchange Act of 1934, check whether the filing is a:

a.	Broker or Dealer registered under Section 15
of the Act,
b.	Bank as defined in Section 3(a)(6) of the Act,
c.	Insurance Company as defined in Section 3(a)(19)
of the Act,
d.	Investment Company registered under Section 8 of
the Investment Company Act,
e.	Investment Adviser in accordance with Rule 13d-1
(b)(1)(ii)(E),
f.    Employee Benefit Plan, or Endowment Fund in
accordance with Rule 13d-1(b)(ii)(F),
g.	Parent Holding Company or Control Person,
in accordance with Rule 13d-1(b)(ii)(G);
(Note: see Item 7)
h.	A saving association as defined in Section 3(b)
of the Federal Deposit Insurance Act (12 U.S.C. 1813)
i.	A church plan that is excluded form the definition
of an investment company under section 3(c)(14) of the
Investment Company Act of 1940;
j.	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4:	Ownership

4(a)	Amount Beneficially Owned
An aggregate of 219,989 shares of common stock and 2,700,000 Private Placement Corporate Bonds convertible to 540,000 shares of common stock were beneficially owned by DKR Oasis Management Company LP (DKROMC) as the investment advisor to a fund managed by DKROMC. DKR
Capital Partners LP., a registered investment adviser, is the managing General
Partners to DKROMC.

4(b)	Percent of Class

7.85 %

(The percentage was calculated by dividing the 759,989 shares of common stock by 9,140,000 (represents shares outstanding based on the latest information available at Bloomberg) plus 540,000 (which represents the number of shares upon conversion of the bonds.))

4(c) 	Number of shares as to which the person has

(i) Sole Power to vote or to direct the vote
219,989 shares of common stock
2,700,000 Private Placement Corporate Bonds convertible into 540,000 shares of common stock

(ii) Shared power to vote or to direct the vote
0

(iii) Sole power to dispose or to direct the disposition of 219,989 shares of common stock
2,700,000 Private Placement Corporate Bonds convertible into 540,000 shares of common stock

(iv) Shared power to dispose or to direct the disposition
of
0

Instruction:
For computation regarding securities which represent a right to acquire an underlying security see
Rule 13d-3(d)(1).

Item 5:	Ownership of Five Percent or less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following


Instruction: Dissolution of a group requires a response to this item.

Item 6:  	Ownership of More than Five percent on
Behalf of Another Person.  DKR Oasis Management Company
LP (DKROMC)acts as Investment Manager to the DKR
SoundShore Oasis Holding Fund Ltd. As such DKROMC, has the right to receive or the power to direct the receipts of dividends from, or the proceeds from the sale of, such security.

Item 7: 	Identification and Classification of the
Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under
Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.
If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable


Item 8:	Identification and Classification of Members
of the Group.

If a group his filed this schedule pursuant to Rule
13d-1(b)(ii)(H), so indicate under item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable

Item 9:	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of he group, in their individual capacity.
See item 5.

Not Applicable

Item 10:	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 4, 2004

/s/ Barbara Burger

____________________________
Signature